Exhibit 99.1

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	September 30, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	5	5,526,463	9,505,951
Marketable securities	6	14,947,272	7,546,639
Trade accounts receivable	7	6,650,210	9,607,012
Inventories	8	6,478,233	5,728,261
Recoverable taxes	9	933,616	549,580
Derivative financial instruments	4.5	2,849,012	3,048,493
Advances to suppliers	10	111,547	108,146
Dividends receivable	11		7,334
Other assets		730,267	1,021,234
Total current assets		38,226,620	37,122,650

NON-CURRENT
Marketable securities	6	453,301	419,103
Recoverable taxes	9	1,393,137	1,406,363
Deferred taxes	12	1,294,389	3,986,415
Derivative financial instruments	4.5	1,537,438	1,825,256
Advances to suppliers	10	2,113,874	1,592,132
Judicial deposits		354,142	362,561
Other assets		354,913	279,955

Biological assets	13	17,383,360	14,632,186
Investments	14	643,452	612,516
Property, plant and equipment	15	57,718,542	50,656,634
Right of use	19.1	5,267,493	5,109,226
Intangible	16	14,877,234	15,192,971
Total non-current assets		103,391,275	96,075,318
TOTAL ASSETS		141,617,895	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	September 30, 2023	December 31, 2022
LIABILITIES
CURRENT
Trade accounts payable	17	5,905,156	6,206,570
Loans, financing and debentures	18.1	4,619,083	3,335,029
Lease liabilities	19.2	755,867	672,174
Derivative financial instruments	4.5	600,355	667,681
Taxes payable		399,623	449,122
Payroll and charges		767,434	674,525
Liabilities for assets acquisitions and subsidiaries	23	93,167	1,856,763
Dividends payable		2,682	5,094
Advances from customers		132,668	131,355
Other liabilities		294,974	494,230
Total current liabilities		13,571,009	14,492,543

NON-CURRENT
Loans, financing and debentures	18.1	73,931,955	71,239,562
Lease liabilities	19.2	5,633,226	5,510,356
Derivative financial instruments	4.5	2,109,636	4,179,114
Liabilities for assets acquisitions and subsidiaries	23	96,038	205,559
Provision for judicial liabilities	20.1	3,198,343	3,256,310
Employee benefit plans	21.2	704,258	691,424
Deferred taxes	12	24,312	1,118
Share-based compensation plans	22.3	251,089	162,117
Provision for loss on investments in subsidiaries	14	1,134
Advances from customers		91,423	136,161
Other liabilities		127,719	157,339
Total non-current liabilities		86,169,133	85,539,060
TOTAL LIABILITIES		99,740,142	100,031,603

SHAREHOLDERS’ EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		24,664	18,425
Treasury shares		(1,484,014)	(2,120,324)
Profit reserves		22,690,645	24,207,869
Other reserves		1,637,970	1,719,516
Retained earnings		9,657,484
Controlling shareholders´		41,762,295	33,061,032
Non-controlling interest		115,458	105,333
Total equity		41,877,753	33,166,365
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		141,617,895	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		9 months YTD
	Note	July 1 to September 30, 2023	July 1 to September 30, 2022	September 30, 2023	September 30, 2022
NET SALES	27	8,948,013	14,198,749	29,384,030	35,461,239
Cost of sales	29	(6,104,256)	(6,472,670)	(18,301,111)	(18,028,435)
GROSS PROFIT		2,843,757	7,726,079	11,082,919	17,432,804

OPERATING INCOME (EXPENSES)
Selling	29	(653,574)	(625,114)	(1,884,736)	(1,822,822)
General and administrative	29	(490,893)	(392,663)	(1,308,336)	(1,093,895)
Income (expense) from associates and joint ventures	14	(6,249)	257,638	(5,830)	266,945
Other, net	29	(9,546)	(18,562)	1,174,443	140,864
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		1,683,495	6,947,378	9,058,460	14,923,896

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,175,608)	(1,216,422)	(3,483,674)	(3,399,945)
Financial income		425,746	269,505	1,215,644	622,072
Derivative financial instruments		(864,399)	889,628	4,034,620	5,510,514
Monetary and exchange variations, net		(1,880,055)	(1,470,487)	1,744,880	1,700,202
NET INCOME (LOSS) BEFORE TAXES		(1,810,821)	5,419,602	12,569,930	19,356,739

Income and social contribution taxes
Current	12	(51,800)	(204,037)	(262,803)	(326,674)
Deferred	12	1,133,864	232,533	(2,715,468)	(3,094,068)
NET INCOME (LOSS) FOR THE PERIOD		(728,757)	5,448,098	9,591,659	15,935,997

Attributable to
Controlling shareholders’		(732,993)	5,444,887	9,577,505	15,925,229
Non-controlling interest		4,236	3,211	14,154	10,768

Earnings (loss) per share
Basic	25.1	(0.56846)	4.13200	7.36825	11.90890
Diluted	25.2	(0.56824)	4.13132	7.36549	11.90699

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		9 months YTD
	July 1 to September 30, 2023	July 1 to September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss) for the period	(728,757)	5,448,098	9,591,659	15,935,997
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	373	(897)	(1,003)	(2,955)
Tax effect on the fair value of investments	(127)	305	341	1,005
Items with no subsequent effect on income (loss)	246	(592)	(662)	(1,950)

Exchange rate variations on conversion of financial information of subsidiaries abroad	7,456	(19,084)	(1,376)	(25,936)
Realization of exchange variation on investments abroad	471	(236,140)	471	(236,154)
Items with subsequent effect on income (loss)	7,927	(255,224)	(905)	(262,090)
Total comprehensive income (loss)	(720,584)	5,192,282	9,590,092	15,671,957

Attributable to
Controlling shareholders’	(724,820)	5,189,071	9,575,938	15,661,189
Non-controlling interest	4,236	3,211	14,154	10,768

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the period												15,925,229	15,925,229	10,768	15,935,997
Other comprehensive income (loss) for the period											(264,040)		(264,040)		(264,040)
Transactions with shareholders
Stock options granted (Note 22.3)			4,001										4,001		4,001
Shares granted (Note 22.3)			(2,365)	2,365
Share repurchase (note 24.2)				(1,904,424)									(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,309	2,309		2,309
Fair value attributable to non-controlling interest														(3,883)	(3,883)
Proposed additional dividend payment (note 1.2.2)							(97)			(86,889)			(86,986)		(86,986)
Payment of supplementary dividends (note 1.2.3)							(719,903)	(80,000)					(799,903)		(799,903)
Internal changes in equity
Proposed minimum mandatory dividends					(502)		502
Realization of deemed cost, net of taxes											(84,156)	84,156
Balances at September 30, 2022	9,269,281	(33,735)	17,091	(2,120,324)	812,407	235,019	1,794,165	199,344			1,766,711	16,011,694	27,951,653	106,548	28,058,201

Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the period												9,577,505	9,577,505	14,154	9,591,659
Other comprehensive income (loss) for the period											(1,567)		(1,567)		(1,567)
Transactions with shareholders
Shares granted (Note 22.3)			6,239										6,239		6,239
Shares repurchased (Note 24.2)				(880,914)									(880,914)		(880,914)
Treasury shares cancelled (Note 1.2.5)				1,517,224				(1,517,224)
Fair value attributable to non-controlling interest														(4,029)	(4,029)
Internal changes in equity
Constitution of reserves (Note 25.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(79,979)	79,979
Balances at September 30, 2023	9,269,281	(33,735)	24,664	(1,484,014)	879,278	1,404,099	4,759,726	675,218	14,972,324		1,637,970	9,657,484	41,762,295	115,458	41,877,753

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023

CONSOLIDATED STATEMENTS OF CASH FLOW

	September 30, 2023	September 30, 2022
OPERATING ACTIVITIES
Net income for the period	9,591,659	15,935,997
Adjustment to
Depreciation, depletion and amortization	5,294,748	5,352,198
Depreciation of right of use (Note 19.1)	238,416	170,910
Sublease of ships		(11,314)
Interest expense on lease liabilities	333,799	321,366
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	174,008	(26,627)
Income (expense) from associates and joint ventures	5,830	(266,945)
Exchange rate and monetary variations, net (Note 26)	(1,744,880)	(1,700,202)
Interest expenses on financing, loans and debentures, net (Note 26)	3,537,499	2,902,537
Capitalized loan costs (Note 26)	(816,763)	(206,444)
Accrual of interest on marketable securities	(841,931)	(487,890)
Amortization of transaction costs (Note 26)	49,995	53,407
Derivative gains, net (Note 26)	(4,034,620)	(5,510,514)
Fair value adjustment of biological assets (Note 13)	(1,256,315)	(171,618)
Deferred income tax and social contribution (Note 12.2)	2,715,468	3,094,068
Interest on actuarial liabilities (Note 21.2)	51,989	44,443
Provision for judicial liabilities, net (Note 20.1)	81,011	101,717
Tax litigation reduction program	14,031
Provision for doubtful accounts, net (Note 7.3)	23,114	2,631
Provision for inventory losses, net (Note 8.1)	14,304	14,145
Provision for loss of ICMS credits, net (Note 9.1)	262,178	62,007
Tax credits (note 29)		1,324
Other	29,328	7,868
Decrease (increase) in assets
Trade accounts receivable	2,587,427	(2,074,641)
Inventories	(363,387)	(1,092,801)
Recoverable taxes	(619,320)	(342,011)
Other assets	223,371	98,186
Increase (decrease) in liabilities
Trade accounts payable	64,470	2,350,136
Taxes payable	226,151	286,491
Payroll and charges	73,625	56,758
Other liabilities	(301,817)	(232,613)
Cash generated from operations	15,613,388	18,732,569
Payment of interest on financing, loans and debentures (Note 18.3)	(3,936,938)	(3,419,037)
Capitalized loan costs paid	816,763	206,444
Interest received on marketable securities	516,001	348,536
Payment of income taxes	(255,443)	(216,064)
Cash provided by operating activities	12,753,771	15,652,448

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(8,824,534)	(7,147,236)
Additions to intangible (Note 16)	(5,726)	(80,651)
Additions to biological assets (Note 13)	(4,332,093)	(3,522,875)
Proceeds from sales of property, plant and equipment	145,216	166,057
Capital increase in affiliates	(35,075)	(32,144)
Marketable securities, net	(7,291,597)	(3,096,515)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(553,858)	(231,636)
Dividends received	4,869	6,604
Asset acquisition (Note 23)	(1,615,140)
Acquisition of subsidiaries (Note 1.2.3)	(1,060,718)	(2,090,062)
Net cash from acquisition of subsidiaries	5,002	10,590
Cash used in investing activities	(23,563,654)	(16,017,868)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	9,971,740	341,481
Receipt of derivative transactions (Note 4.5.4)	2,385,114	26,346
Payment of loans, financing and debentures (Note 18.3)	(3,483,991)	(1,673,985)
Payment of leases (Note 19.2)	(869,973)	(743,619)
Payment of dividends	(2,412)	(1,801,579)
Liabilities for assets acquisitions and subsidiaries	(116,924)	(107,520)
Shares repurchased (Note 24.2)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	7,002,640	(5,863,300)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(172,245)	(403,895)

Increase (decrease) in cash and cash equivalents, net	(3,979,488)	(6,632,615)
At the beginning of the period	9,505,951	13,590,776
At the end of the period	5,526,463	6,958,161
Increase (decrease) in cash and cash equivalents, net	(3,979,488)	(6,632,615)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023

1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Suzano, Rio Verde and Mogi das Cruzes (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has five technology centers, 23 distribution centers and three ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.

The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 46.97% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on October 26, 2023.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023

1.1.	Equity interests

The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	September 30, 2023	December 31, 2022
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct)	Financial fundraising	Cayman Island	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
MMC Brasil Indústria e Comércio Ltda (Direct)(1)	Industrialization and commercialization of wipes, cleaning and sanitary and personal hygiene products.	Brazil	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct) (2)	Business office	Ecuador	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct) (3)	Financial fundraising	China	100.00%
Suzano Singapura Pte. Ltd (Direct) (4)	Business office	Singapore	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2023

			% equity interest
Entity/Type of investment	Main activity	Country	September 30, 2023	December 31, 2022
Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct) (5)	Restoration, conservation and preservation of forests	Brazil	16.66%	100.00%
Ensyn Corporation (Direct) (6)	Biofuel research and development	United States of America	26.07%	26.59%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct) (7)	Research of sustainable raw materials for the textile industry	Finland	18.78%	19.03%
Woodspin Oy (Direct/Indirect)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)
2)	On March 8, 2023, establishment of legal entity with full equity interest from Suzano S.A.
3)	On May 19, 2023, establishment of legal entity with full equity interest from Suzano S.A.
4)	On May 23, 2023, establishment of legal entity with full equity interest from Suzano S.A.
5)	On February 27 and March 21, 2023, equivalent contributions were made by the six shareholders of Biomas to constitute an equity interest (Note 1.2.6).
6)	On May 17, 2023, the percentage of interest was changed due to the dilution of the shares.
7)	Dilution of Company’s interest due issuance of new shares by Spinnova.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

1.2.	Major events in the nine-month period ended September 30, 2023

1.2.1.	Effects of the war between Russia and Ukraine, and Middle East conflict

The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company's assessment has covered five main areas:

(i)	Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)	Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.

(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

(v)	Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.

1.2.2.	Cerrado Project

On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the first semester of 2024. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2024.

1.2.3.	Acquisition of tissue business in Brazil

On June 1 2023, the Company acquired the totality of the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda (“MMC Brasil”) for the consideration of US$212,029 million (equivalent to R$1,072,657) paid in cash (“Transaction”). On September 15, 2023, Suzano was reimbursed in the amount of R$11,939 due to variations on the closing balance related to working capital, cash and estimated value of inventory which results with an adjusted total purchase consideration of R$1,060,718.

10

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

MMC Brasil had no operations until the contribution made by KC Brasil as a result of the carve out carried out in May 25, 2023 of the assets related to the business of manufacturing, marketing, distributing and selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand “NEVE” of KC Brasil.

The following table summarizes the allocation of the purchase price:

Total purchase consideration (full payment on closing)	1,072,657
Price Adjustment (working capital)	(11,939)
Final total purchase consideration (full payment on closing)	1,060,718
Book value of Shareholders' Equity of MMC Brasil	587,226

Fair value adjustment
Inventories (1)	7,120
Property, plant and equipment (2)	105,858
Trademark and patents (3)	189,655
Net identifiable assets acquired	889,859
Goodwill (4)	170,859

(1)            Measured considering the balance of finished products based on selling price, net of selling expenses.

(2)            Measured based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(3)            Measured based on revenue projections for products under the evaluated brands, according to the Refief from Royalties methodology.

(4)            Goodwill is attributable to the workforce and expected future profitability of the acquired business. It will be deductible for tax purposes.

Considering the fact that MMC Brasil was created based on a carve out of a portion of the KC Brasil businesses, counterparty of the transaction, there is no previous history of revenue and/or profits specifically for the acquired entity to be considered or included in a pro forma consolidated revenue and pro forma consolidated profit as if the acquisition had occurred on January 1, 2023.

No deferred tax was recognized on the fair value adjustments, as MMC will be merged in the fiscal year of 2023.

Acquisition related costs of R$12,105 are included in administrative expenses in profit or loss.

1.2.4.	Federal Supreme Court (“STF”) decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgments of Items 881 and 885, which discussed the effects of res judicata. The Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the decision.

1.2.5.	Treasury shares cancelled

On February 28, 2023, the Board of Directors decided to cancel 37,145,969 common shares, with an average cost of R$40.84 (forty reais and eighty-four cents) per share, in the amount of R$1,517,224, that were being held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

11

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

1.2.6.	Biomas

On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially established by Suzano S.A.

On November 12, 2022, Suzano in partnership with Itaú Unibanco S.A, Marfrig Global Foods S.A., Rabobank Foundational Investments B.B., Santander Corretora de Seguros, Investimentos e Serviços S.A. and Vale S.A., announced an alliance during an event held at the Climate Conference, COP27, in Egypt, for the creation of a company focused entirely to forest restoration, conservation and preservation activities in Brazil.

After the transformation of Biomas into a joint venture, Suzano, together with Marfrig, Rabobank and Vale, made a commitment to invest R$20,000 each partner, in accordance to the terms of the respective investment agreements on February 27, 2023, once the conditions precedent and closing acts established in said agreements were fulfilled. Itaú and Santander made their respective capital contributions on March 21, 2023.

For the period ended September 30, 2023, the amount of R$30,000 (R$5,000 for each partner) was fully paid with a remaining balance of R$90,000 (R$15,000 for each partner) to be paid.

With the completion of the above investments, each company now holds 16.66% of equity interest at Biomas.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the nine-month period ended September 30, 2023, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2022 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2022.

The unaudited condensed consolidated interim financial information prepared on historical cost basis, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;

(ii)	Share-based payments and employee benefits measured at fair value; and

12

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

(iii)	Biological assets measured at fair value;

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiary MMC Brasil and associates Ensyn and Spinnova, as well as in accordance with consistent accounting policies and practices.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2022, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2023 and whose estimated impact was disclosed in the annual financial statements of December 31, 2022, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.

3.1.1.	Accounting policies adopted

3.1.1.1.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.

The Company assessed the content of this pronouncement and did not identify any impacts.

13

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

3.1.1.2.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.3.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.4.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

14

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company assessed the content of this pronouncement and did not identify any impacts.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the nine-month period ended September 30, 2023, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.

15

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

4.1.2.	Classification

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	September 30, 2023	December 31, 2022
Assets
Amortized cost
Cash and cash equivalents	5	5,526,463	9,505,951
Trade accounts receivable	7	6,650,210	9,607,012
Dividends receivable	11		7,334
Other assets (1)		812,133	931,173
		12,988,806	20,051,470
Fair value through other comprehensive income
Investments - Celluforce	14.1	23,912	24,917
		23,912	24,917
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,386,450	4,873,749
Marketable securities	6	15,400,573	7,965,742
		19,787,023	12,839,491
		32,799,741	32,915,878
Liabilities
Amortized cost
Trade accounts payable	17	5,905,156	6,206,570
Loans, financing and debentures	18.1	78,551,038	74,574,591
Lease liabilities	19.2	6,389,093	6,182,530
Liabilities for assets acquisitions and subsidiaries	23	189,205	2,062,322
Dividends payable		2,682	5,094
Other liabilities (1)		146,765	147,920
		91,183,939	89,179,027
Fair value through profit or loss
Derivative financial instruments	4.5.1	2,709,991	4,846,795
		2,709,991	4,846,795
		93,893,930	94,025,822
		61,094,189	61,109,944

1)	Does not include items not classified as financial instruments.

16

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	September 30, 2023	December 31, 2022
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	37,778,994	40,309,832
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	18,632,878	17,724,315
Assets Financing	SOFR	217,267	138,644
IFC - International Finance Corporation	SOFR	3,343,161
BNDES - Currency basket	DI 1	1,083	10,866
In local currency
BNDES – TJLP	DI 1	223,382	292,487
BNDES – TLP	DI 1	1,938,503	1,393,010
BNDES – Fixed	DI 1	4,825	21,656
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	650,296	575,129
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	728,446	1,835,336
Debentures	DI 1	8,909,291	5,643,440
NCE (“Export Credit Notes”)	DI 1	109,098	1,384,396
NCR (“Rural Credit Notes”)	DI 1	2,163,521	294,089
Export credits (“Prepayment”)	DI 1	766,409	1,320,415
		75,467,154	70,943,615

The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the nine-month period ended September 30, 2023, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.

All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

17

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

	September 30, 2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	5,905,156	5,905,156	5,905,156
Loans, financing and debentures	78,551,038	109,541,333	8,786,397	13,485,360	32,987,532	54,282,044
Lease liabilities	6,389,093	11,222,745	1,163,069	2,031,294	1,805,878	6,222,504
Liabilities for asset acquisitions and subsidiaries	189,205	220,512	96,989	18,943	88,952	15,628
Derivative financial instruments	2,709,991	4,120,181	650,989	1,365,987	1,482,461	620,744
Dividends payable	2,682	2,682	2,682
Other liabilities	146,765	146,765	56,688	90,077
	93,893,930	131,159,374	16,661,970	16,991,661	36,364,823	61,140,920

	December 31, 2022
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,305
Liabilities for asset acquisitions and subsidiaries	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,675

4.3.	Credit risk management

In the nine-month period ended September 30, 2023, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2022 (Note 4).

4.4.	Market risk management

In the nine-month period ended September 30, 2023, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.4.1.	Exchange rate risk management

As disclosed in the financial statements for the year ended December 31, 2022 (Note 4), the Company enters into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.

18

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	4,655,025	8,039,218
Marketable securities	7,147,218	4,510,652
Trade accounts receivable	5,001,881	7,612,768
Derivative financial instruments	2,775,991	3,393,785
	19,580,115	23,556,423
Liabilities
Trade accounts payable	(1,363,131)	(2,030,806)
Loans and financing	(62,792,091)	(61,216,140)
Liabilities for asset acquisitions and subsidiaries	(130,275)	(2,053,259)
Derivative financial instruments	(2,076,699)	(4,698,323)
	(66,362,196)	(69,998,528)
	(46,782,081)	(46,442,105)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$5.0076).

This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	September 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	4,655,025	1,163,756	2,327,513
Marketable securities	7,147,218	1,786,805	3,573,609
Trade accounts receivable	5,001,881	1,250,470	2,500,941
Trade accounts payable	(1,363,131)	(340,783)	(681,566)
Loans and financing	(62,792,091)	(15,698,023)	(31,396,046)
Liabilities for asset acquisitions and subsidiaries	(130,275)	(32,569)	(65,138)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on September 30, 2023.

The following table set out the possible impacts assuming these scenarios:

	September 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	1,972,471	(3,353,733)	(7,722,371)
Derivative swaps	(616,822)	(1,314,397)	(2,619,400)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	22,002	(53,398)	(106,798)
Embedded derivatives	142,890	(88,549)	(177,099)
NDF parity derivatives (1)	62,556	(7,442)	(21,441)
Commodity Derivatives	93,362	(23,348)	(46,690)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	62,556	(455,892)	(911,804)

(1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

On July 1, 2023, loan contracts (with a volume of R$15,566,016) and derivatives (with a volume of R$15,150,974) began to be indexed by Secured Overnight Financing Rate (“SOFR”) (and no longer by London Interbank Offered Rate (“LIBOR”)), adopted as the new reference interest rate by capital market. The change in the interest rate did not have a substantial impact on the balances presented in the loan and financing and derivative instrument categories.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	September 30, 2023
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	797,474	25,220	50,440
Marketable securities	8,253,355	261,012	522,025
Loans and financing	8,673,723	274,306	548,613
TJLP
Loans and financing	266,502	4,664	9,328
SOFR
Loans and financing	20,255,567	273,222	546,445

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table sets out the possible impacts of these assumed scenarios:

	September 30, 2023
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,972,471	(335,005)	(645,456)
Derivative swaps	(616,822)	(3,565)	(10,182)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(616,822)	138,887	277,803

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on September 30, 2023. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	September 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	142,890	(33,038)	(68,224)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Instruments as part of protection strategy
Operational hedges
Zero Cost Collar	4,516,950	6,866,800	1,972,471	1,596,089
NDF (R$ x US$)	43,500	248,100	22,002	(2,474)
NDF (€ x US$)	358,998	544,702	62,556	161,055

Debt hedges
Swap SOFR to Fixed (US$)	2,929,252	3,200,179	921,438	1,052,546
Swap IPCA to CDI (notional in Brazilian Reais)	4,306,552	1,741,787	(48,307)	278,945
Swap IPCA to Fixed (US$)		121,003		(29,910)
Swap CDI x Fixed (US$)	1,015,000	1,863,534	(1,256,567)	(2,566,110)
Pre-fixed Swap to US$ (US$)	200,000	350,000	(244,060)	(503,605)
Swap SOFR to SOFR (US$)	150,961		10,674

Commodity Hedge
Swap US-CPI (US$) (1)	129,271	124,960	142,890	40,418
Swap VLSFO/Brent	90,126		93,362
			1,676,459	26,954

Current assets			2,849,012	3,048,493
Non-current assets			1,537,438	1,825,256
Current liabilities			(600,355)	(667,681)
Non-current liabilities			(2,109,636)	(4,179,114)
			1,676,459	26,954

1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(ii)	Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(iv)	Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(v)	Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(vi)	SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.

(vii)	Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.

(viii)	Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.

(ix)	Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

(x)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

(xi)	Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.

The variation in the fair values of derivatives on September 30, 2023 compared to the fair values measured on December 31, 2022 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the period. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and SOFR curves in the operations.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

It is important to highlight that the outstanding agreements on September 30, 2023 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

4.5.2.	Fair value by maturity schedule

	September 30, 2023	December 31, 2022
2023	1,096,345	2,380,812
2024	1,554,679	297,156
2025	(363,924)	(1,225,193)
2026 onwards	(610,641)	(1,425,821)
	1,676,459	26,954

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	3,644,441	7,081,545	294,841	617,835
Swap Pre-Fixed to US$	R$	738,800	1,317,226		45,329
Swap SOFR to Fixed (US$)	US$	2,929,252	3,200,000	1,284,437	1,052,546
Swap IPCA to CDI	IPCA	4,324,405	2,041,327	221,985	427,417
Swap IPCA to US$	IPCA		610,960
Swap SOFR to SOFR (US$)	US$	150,961		10,674
				1,811,937	2,143,127
Liabilities
Swap CDI to Fixed (US$)	US$	1,015,000	1,863,534	(1,551,408)	(3,183,945)
Swap Pre-Fixed to US$	US$	200,000	350,000	(244,060)	(548,934)
Swap SOFR to Fixed (US$)	US$	2,929,252	3,200,000	(362,999)
Swap IPCA to CDI	R$	4,306,552	1,741,787	(270,292)	(148,472)
Swap IPCA to US$	US$		121,003		(29,910)
Swap SOFR to SOFR (US$)	US$	150,961
				(2,428,759)	(3,911,261)
				(616,822)	(1,768,134)
Operational hedge
Zero Cost Collar (US$ x R$)	US$	4,516,950	6,866,800	1,972,471	1,596,089
NDF (R$ x US$)	US$	43,500	248,100	22,002	(2,474)
NDF (€ x US$)	US$	358,998	544,702	62,556	161,055
				2,057,029	1,754,670
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	129,271	124,960	142,890	40,418
Swap VLSFO/Brent	US$	90,126		93,362
				236,252	40,418
				1,676,459	26,954

1)	The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	September 30, 2023	December 31, 2022
Operational hedge
Zero Cost Collar (R$ x US$)	2,065,552	718,618
NDF (R$ x US$)	137,434	8,301
NDF (€ x US$)	67,687	7,113
	2,270,673	734,032

Commodity hedge	31,977
Swap VLSFO/other	31,977

Debt hedge
Swap CDI to Fixed (US$)	(440,936)	(261,570)
Swap IPCA to CDI (Brazilian Reais)	272,904	(5,180)
Swap IPCA to Fixed (US$)	(3,945)	171
Swap Pre-Fixed to US$	(104,827)	54,128
Swap SOFR to Fixed (US$)	359,268	(239,356)
	82,464	(451,807)
	2,385,114	282,225

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.

For the nine-month period ended September 30, 2023, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 2 and 3.

	September 30, 2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,386,450		4,386,450
Marketable securities	15,400,573		15,400,573
	19,787,023		19,787,023

At fair value through other comprehensive income
Other investments - CelluForce		23,912	23,912
		23,912	23,912

Biological assets		17,383,360	17,383,360
		17,383,360	17,383,360
Total assets	19,787,023	17,407,272	37,194,295

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,709,991		2,709,991
	2,709,991		2,709,991
Total liabilities	2,709,991		2,709,991

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

	December 31, 2022
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,873,749		4,873,749
Marketable securities	7,965,742		7,965,742
	12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce		24,917	24,917
		24,917	24,917

Biological assets		14,632,186	14,632,186
		14,632,186	14,632,186
Total assets	12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments	4,846,795		4,846,795
	4,846,795		4,846,795
Total liabilities	4,846,795		4,846,795

4.7.	Climate change

In the annual financial statements for the year ended December 31, 2022, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the nine-month period ended September 30, 2023, except for the items presented in Note 4.7.1.

4.7.1.	Opportunities linked to climate change and the sustainability strategy

4.7.1.1	Biomas

As disclosed in Note 1.2.6, Suzano and five other global companies created Biomas with objective of restoring, conserving and preserving native forests in Brazil.

The initiative aims to restore and protect, over a period of 20 years, native forest in some of Brazil´s most valuable ecosystems, such as the Amazon, Atlantic Forest and Cerrado biomes – The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro, in Brazil.

The initiative aims to promote a sustainable business model from a financial perspective, enabling each restoration, conservation, and preservation projects to be viable through the commercialization of carbon credits, as removals and avoided emissions, reducing tons of CO2e from the atmosphere.

The first stage will involve the identification and prospecting of areas, promoting nurseries for the large-scale production of native trees, engaging local communities in Biomas activities, discussing the application of the project in public areas, partnering with carbon certification platforms and implementing pilot projects.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

4.7.1.2	Generation of carbon credits

The Company has ongoing carbon credit projects certifications, including:

•	Horizonte de Carbono Project, which aims to restore degraded areas through the reforestation of native and eucalyptus trees. On March 30, 2023, the certifier Verra completed the validation and verification of 1.9Mt CO2e of the Horizonte Project (VCS ID 3350), of which 10% will be allocated to the Verra reserve and 1.7Mt CO2e is eligible for the issuance of credits. The Company has not yet issued such credits.

The carbon credits are registered by Verra, an accredited company that holds a global platform, which is also responsible for the custody of the credits. This company has developed the Verified Carbon Standard (VCS) program, currently regarded as the global reference standard, in the best understanding of the company.

4.7.1.3	Production of wood-based textile fiber

In May 2023, Woodspin, located in Finland, inaugurated the first factory producing sustainable, recyclable and fully biodegradable textile fiber from responsibly grown wood, the result of the joint venture between Spinnova and Suzano. This new type of “green fabric” has the potential to replace less sustainable materials used in many products. This unit will be used for market development and technology improvement.

For the construction and operation of textile fiber projects, Woodspin uses Suzano's microfibrillated cellulose (MFC) as raw material.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	September 30, 2023	December 31, 2022
Cash and banks (1)	5.60	3,714,314	8,064,193

Cash equivalents
Local currency
Fixed-term deposits (compromised)	102.59 of CDI	797,474	1,441,758

Foreign currency
Fixed-term deposits (2)	6.27	1,014,675
		5,526,463	9,505,951

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

6.	MARKETABLE SECURITIES

	Average yield p.a. %	September 30, 2023	December 31, 2022
In local currency
Private funds	110.40 of CDI	1,177,982	1,208,975
Private Securities (“CDBs”)	102.48 of CDI	6,622,072	1,827,012
CDBs - Escrow Account (1)	101.89 of CDI	453,301	419,103
		8,253,355	3,455,090
Foreign currency
Time deposits (2)	6.74	6,912,009	4,386,589
Other		235,209	124,063
		7,147,218	4,510,652
		15,400,573	7,965,742

Current		14,947,272	7,546,639
Non-Current		453,301	419,103

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	September 30, 2023	December 31, 2022
Domestic customers
Third parties	1,636,465	1,915,745
Related parties (Note 11) (1)	50,934	99,608

Foreign customers
Third parties	5,001,881	7,612,768

(-) Expected credit losses	(39,070)	(21,109)
	6,650,210	9,607,012

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company carries out factoring transactions for certain customer receivables where transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of September 30, 2023, was R$3,536,252 (R$6,889,492 as of December 31, 2022).

7.2.	Breakdown of trade accounts receivable by maturity

	September 30, 2023	December 31, 2022
Current	5,872,223	8,652,376
Overdue
Up to 30 days	501,689	777,150
From 31 to 60 days	79,675	74,253
From 61 to 90 days	54,796	54,784
From 91 to 120 days	54,476	20,975
From 121 to 180 days	15,842	18,945
From 181 days	71,509	8,529
	6,650,210	9,607,012

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

7.3.	Roll-forward of expected credit losses

	September 30, 2023	December 31, 2022
Opening balance	(21,109)	(34,763)
Additions	(23,381)	(5,228)
Reversals	267	3,576
Write-offs	5,057	12,355
Exchange rate variations	96	2,951
Closing balance	(39,070)	(21,109)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 11.97% of the net sales of pulp segment on September 30, 2023 (10.67% on December 31, 2022) and no main customer responsible for more than 10% of the net sales of paper segment on September 30, 2023 and December 31, 2022.

8.	INVENTORIES

	September 30, 2023	December 31, 2022
Finished goods
Pulp
Domestic (Brazil)	558,527	616,557
Foreign	1,603,245	1,440,207
Paper
Domestic (Brazil)	633,208	359,322
Foreign	164,605	201,868
Work in process	120,806	93,964
Raw materials
Wood	1,679,857	1,492,661
Operating supplies and packaging	791,602	732,140
Spare parts and other	1,018,515	897,531

(-) Expected credit losses	(92,132)	(105,989)
	6,478,233	5,728,261

8.1.	Roll-forward of estimated losses

	September 30, 2023	December 31, 2022
Opening balance	(105,989)	(91,258)
Additions	(41,131)	(89,552)
Reversals	26,827	33,492
Write-offs	28,161	41,329
Closing balance	(92,132)	(105,989)

On September 30, 2023, and December 31, 2022, there were no inventory items pledged as collateral.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

9.	RECOVERABLE TAXES

	September 30, 2023	December 31, 2022
IRPJ/CSLL – prepayments and withheld taxes	397,660	179,812
PIS/COFINS – on acquisitions of property, plant and equipment (1)	93,152	89,334
PIS/COFINS – operations	699,907	523,970
PIS/COFINS – exclusions from ICMS (2)	458,319	570,945
ICMS – on acquisitions of property, plant and equipment (3)	421,401	167,286
ICMS – operations (4)	1,510,132	1,423,375
Reintegra program (5)	64,179	65,971
Other taxes and contributions	47,988	39,057
Provision for loss on ICMS credits (6)	(1,365,985)	(1,103,807)
	2,326,753	1,955,943

Current	933,616	549,580
Non-current	1,393,137	1,406,363

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.

2)	The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992, details on the initial recognition were disclosed in the financial statements of December 31, 2021.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.

6)	Related to provisions for ICMS credit balances that are not probable to be recovered.

9.1.	Roll-forward of provision for loss

	ICMS
	September 30, 2023	December 31, 2022
Opening balance	(1,103,807)	(1,064,268)
Addition (1)	(287,000)	(221,903)
Write-off		18,464
Reversal	24,822	163,900
Closing balance	(1,365,985)	(1,103,807)

1)	Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

10.	ADVANCES TO SUPPLIERS

	September 30, 2023	December 31, 2022
Forestry development program and partnerships	2,113,874	1,592,132
Advance to suppliers - others	111,547	108,146
	2,225,421	1,700,278

Current	111,547	108,146
Non-current	2,113,874	1,592,132

In the annual financial statements for the year ended December 31, 2022, the characteristics of the advances were disclosed, which did not change during the nine-month period ended September 30, 2023.

11.	RELATED PARTIES

The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the nine-month period ended September 30, 2023, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

11.1.	Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2022
Transactions with controlling shareholders
Suzano Holding S.A.	4	5			37	72
	4	5			37	72
Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)				(5)	(890)	(25)
Bexma Participações Ltda		1			7	35
Bizma Investimentos Ltda		1			5	8
Civelec Participações Ltda	4,575				4,825
Fundação Arymax					2	3
Ibema Companhia Brasileira de Papel (1)	50,934	106,940	(5,813)	(3,705)	140,029	147,919
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	3	(1,122)	(66)	(5,279)	(4,495)
IPLF Holding S.A.		23			3	15
Mabex Representações e Participações Ltda.					(178)
Nemonorte Imóveis e Participações Ltda			(15)		(132)	(150)
	55,510	106,968	(6,950)	(3,776)	138,392	143,310
	55,514	106,973	(6,950)	(3,776)	138,429	143,382

Assets
Trade accounts receivable (Note 7)	50,934	99,608
Dividends receivable		7,334
Other assets	4,580	31
Liabilities
Trade accounts payable (Note 17)			(6,950)	(3,776)
	55,514	106,973	(6,950)	(3,776)

1) Refers mainly to the sale of pulp.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	September 30, 2023	September 30, 2022
Short-term benefits
Salary or compensation	36,069	37,039
Direct and indirect benefits	1,544	700
Bonus	7,087	5,273
	44,700	43,012
Long-term benefits
Share-based compensation plan	26,916	26,993
	26,916	26,993
	71,616	70,005

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.

Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2023. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2022.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

12.1.1.	Deferred income and social contribution taxes

	September 30, 2023	December 31, 2022
Tax loss	1,207,830	1,207,096
Negative tax basis of social contribution	461,286	445,250

Assets - temporary differences
Provision for judicial liabilities	302,435	268,596
Operating provisions and other losses	1,019,801	999,028
Exchange rate variations	2,995,010	4,297,503
Amortization of fair value adjustments arising from business combinations	662,040	680,142
Unrealized profit on inventories	188,560	363,052
Leases	381,358	364,838
	7,218,320	8,625,505

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,230,564	1,023,103
Property, plant and equipment - deemed cost	1,156,310	1,217,349
Depreciation for tax-incentive reason (1)	816,997	869,997
Capitalized loan costs	527,356	210,834
Fair value of biological assets	950,350	703,274
Deferred taxes, net of fair value adjustments	376,692	398,950
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	155,828	194,121
Derivatives gains (“MtM”)	569,996	9,164
Provision of deferred taxes on results of subsidiaries abroad	140,034
Other temporary differences	24,116	13,416
	5,948,243	4,640,208

Non-current assets	1,294,389	3,986,415
Non-current liabilities	24,312	1,118

(1)	Tax depreciation is taken as a benefit only in the income tax calculation bases.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	September 30, 2023	December 31, 2022
Tax loss carried forward	4,831,320	4,828,384
Negative tax basis of social contribution carried forward	5,125,400	4,947,222

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

12.1.3.	Roll-forward of deferred tax assets

	September 30, 2023	December 31, 2022
Opening balance	3,985,297	8,729,929
Tax loss	734	50,220
Negative tax basis of social contribution	16,036	34,176
Provision for judicial liabilities	33,839	19,251
Operating provisions and other losses	20,773	33,898
Exchange rate variation	(1,302,493)	(2,257,699)
Derivative gains (“MtM”)	(560,832)	(2,202,857)
Amortization of fair value adjustments arising from business combinations	4,156	8,970
Unrealized profit on inventories	(174,492)	64,164
Leases	16,520	(8,534)
Goodwill - tax benefit on unamortized goodwill	(207,461)	(276,614)
Property, plant and equipment - deemed cost	61,039	99,510
Depreciation accelerated for tax-incentive reason	53,000	74,952
Capitalized loan costs	(316,522)	(111,435)
Fair value of biological assets	(247,076)	(272,308)
Deferred taxes on the results of subsidiaries abroad	(140,034)
Credits on exclusion of ICMS from the PIS/COFINS tax base	38,293	3,906
Other temporary differences	(10,700)	(4,232)
Closing balance	1,270,077	3,985,297

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	September 30, 2023	September 30, 2022
Net income (loss) before taxes	12,569,930	19,356,739
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(4,273,776)	(6,581,291)

Tax effect on permanent differences
Taxation (difference) on profits of subsidiaries in Brazil and abroad (1)	1,305,189	3,396,390
Equity method	(1,982)	90,761
Thin capitalization (2)	(41,520)	(335,568)
Credit related to the Reintegra Program	5,384	5,821
Director bonuses	(3,485)	(11,176)
Tax incentives	76,172	36,527
Donations/Fines – Other	(44,253)	(22,206)
	(2,978,271)	(3,420,742)
Income tax
Current	(238,762)	(295,622)
Deferred	(1,996,712)	(2,271,969)
	(2,235,474)	(2,567,591)
Social Contribution
Current	(24,041)	(31,052)
Deferred	(718,756)	(822,099)
	(742,797)	(853,151)
Income and social contribution benefits (expenses) for the period	(2,978,271)	(3,420,742)

Effective rate of income and social contribution tax expenses	23.69%	17.67%

1)	The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On September 30, 2023 and September 30, 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

12.3.	Tax incentives

The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Mucuri (BA) - Line 1	Suzano	2024
Mucuri (BA) - Line 2	Suzano	2027
Eunápolis (BA)	Veracel	2025
Imperatriz (MA)	Suzano	2024
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	September 30, 2023	December 31, 2022
Opening balance	14,632,186	12,248,732
Additions	4,332,093	4,957,380
Depletions	(2,718,069)	(3,665,057)
Gain on fair value adjustments	1,256,315	1,199,759
Disposals	(57,898)	(82,331)
Other write-offs	(61,267)	(26,297)
Closing balance	17,383,360	14,632,186

The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the unaudited condensed consolidated interim financial information for the period ended June 30, 2023.

The Company has no biological assets pledged as collateral on September 30, 2023 and December 31, 2022.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

14.	INVESTMENTS

14.1.	Investments breakdown

	September 30, 2023	December 31, 2022
Investments in associates and joint ventures	386,025	354,200
Goodwill	232,381	233,399
Other investments evaluated at fair value through other comprehensive income - Celluforce	23,912	24,917
	642,318	612,516

Investments	643,452	612,516
Provision for loss on investments in subsidiaries	(1,134)
	642,318	612,516

14.2.	Investments in associates and joint ventures

	Information of joint ventures as at			Company Participation
	September 30,					In the income (expenses) for
	2023			Carrying amount		the period
	Equity	Income (expenses) of the period	Participation equity (%)	September30, 2023	December 31, 2022	September 30, 2023	September 30, 2022
Associate
Ensyn Corporation	(4,352)	(23,869)	26.07%	(1,134)	1,250	(6,223)	289
Spinnova Plc (1)	504,862	(99,148)	18.78%	94,813	113,079	(18,620)	2,871
				93,679	114,329	(24,843)	3,160

Joint ventures
Domestic (Brazil)
Biomas	26,659	(3,337)	16.66%	4,444		(556)
Ibema Companhia Brasileira de Papel	394,082	103,447	49.90%	196,647	158,996	35,185	28,260
Foreign
F&E Technologies LLC	10,316		50.00%	5,158	5,230	-
Woodspin Oy	172,194	(28,254)	50.00%	86,097	75,645	(14,127)	(432)
				292,346	239,871	20,502	27,828

Other movements				23,912	24,917	(1,489)	235,957
				23,912	24,917	(1,489)	235,957
				409,937	379,117	(5,830)	266,945

1) The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR3.29 (three euros and twenty-nine cents) on September 30, 2023 (EUR5.44 (five Euros and forty four cents) in December 31, 2022).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.55	6.31		17.64

Accumulated cost	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Accumulated depreciation		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Additions	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies	3,829,344					3,829,344
Write-offs	(69,773)	(10,613)	(58,435)		(3,384)	(142,205)
Depreciation		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Transfers	930,646	246,782	1,057,714	(2,451,570)	194,292	(22,136)
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions (2)	54,177	15	377,933	8,541,904	8,923	8,982,952
Amounts from the acquisition of MMC Brasil (3)	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(23,524)	(31,537)	(122,959)		(58,724)	(236,744)
Depreciation		(232,556)	(1,893,735)		(103,834)	(2,230,125)
Transfers	325,013	217,275	1,691,383	(2,471,888)	194,877	(43,340)
Accumulated cost	14,846,646	9,909,943	47,426,533	16,451,473	1,423,369	90,057,964
Accumulated depreciation		(4,080,274)	(27,301,641)		(957,507)	(32,339,422)
Balance as of September 30, 2023	14,846,646	5,829,669	20,124,892	16,451,473	465,862	57,718,542

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	The addition of work in progress refers, mainly to the Cerrado Project, of which R$158,418 is a non-cash effect in the period.

3)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)

On September 30, 2023, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.

15.1.	Items pledged as collateral

On September 30, 2023, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the unit of Três Lagoas totalling R$11,879,931 (R$12,773,662 in the same units as at December 31, 2022).

15.2.	Capitalized expenses

For the nine-month period ended September 30, 2023, the Company capitalized loan costs in the amount of R$816,763 (R$359,407 as of December 31, 2022). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 11.25% p.a. (12.49% p.a. as of December 31, 2022).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful lives

	September 30, 2023	December 31, 2022
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859
Other (2)	4,834	3,405
	8,192,076	8,019,788

1)	Refers to the goodwill of the MMC Brasil business combination, whose allocation of the purchase price is disclosed in note 1.2.3.

2)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 28.4.

For the nine-month period ended September 30, 2023, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.

16.2.	Intangible assets with limited useful lives

		September 30, 2023	December 31, 2022
Opening balance		7,173,183	8,014,740
Additions		5,726	90,499
Fair value adjustment MMC Brasil (1)		189,655
Write-offs			(51)
Amortization		(739,475)	(966,796)
Transfers and others		56,069	34,791
Closing balance		6,685,158	7,173,183
Represented by	Average rate %
Non-competition agreements	5.00	4,894	5,128
Port concessions	4.30	536,252	554,832
Lease agreements	16.90	8,749	14,374
Supplier agreements	12.90	44,443	55,554
Port service contracts	4.20	557,161	579,289
Cultivars	14.30	45,882	61,176
Trademarks and patents (1)	9.05	194,397	10,935
Customer portfolio	9.10	5,131,126	5,746,860
Supplier agreements	17.60	13,501	21,427
Software	20.00	134,570	113,946
Other	5.75	14,183	9,662
		6,685,158	7,173,183

Cost		12,255,946	12,004,503
Amortization		(5,570,788)	(4,831,320)
Closing balance		6,685,158	7,173,183

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)

17.	TRADE ACCOUNTS PAYABLE

	September 30, 2023	December 31, 2022
In local currency
Related party (Note 11.1) (1)	6,950	3,776
Third party (2)(3)	4,535,075	4,171,988
In foreign currency
Third party (3)	1,363,131	2,030,806
	5,905,156	6,206,570

1)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

2)	Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on September 30, 2023 was R$260,001 (R$416,643 at December 31, 2022).

3)	Within the balance of suppliers, the following balances refer to the Cerrado Project, R$1,183,178 (R$625,645 on December 31, 2022) in local currency and R$971,719 (R$1,370,833 on December 31, 2022) in foreign currency.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
In foreign currency
BNDES	UMBNDES	7.5	1,076	11,207			1,076	11,207
Bonds	Fixed	5.0	346,637	907,059	41,495,436	43,218,286	41,842,073	44,125,345
Export credits (“export prepayments”)	SOFR/Fixed	6.8	2,284,004	156,156	15,452,143	16,779,064	17,736,147	16,935,220
Assets financing	SOFR	4.1	46,499	26,755	172,709	113,217	219,208	139,972
IFC - International Finance Corporation	SOFR	6.5	5,910		2,962,957		2,968,867
Others			13,909	5,980			13,909	5,980
			2,698,035	1,107,157	60,083,245	60,110,567	62,781,280	61,217,724
In local currency
BNDES	TJLP	8.4	55,372	69,495	209,846	246,004	265,218	315,499
BNDES	TLP	11.6	51,766	41,640	2,365,878	1,775,991	2,417,644	1,817,631
BNDES	Fixed	4.0	4,022	18,666	1,001	4,011	5,023	22,677
BNDES	SELIC	13.9	68,234	67,115	846,829	814,320	915,063	881,435
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.6	726,678	1,829,966			726,678	1,829,966
NCE (“Export credit notes”)	CDI	13.5	3,661	76,463	100,000	1,277,616	103,661	1,354,079
NCR (“Rural producer certificates”)	CDI	11.6	39,012	13,144	1,996,315	274,127	2,035,327	287,271
Export credits (“export prepayments”)	Fixed	8.4	775,387	77,694		1,315,813	775,387	1,393,507
Debentures	CDI	12.5	196,916	33,689	8,328,841	5,421,113	8,525,757	5,454,802
			1,921,048	2,227,872	13,848,710	11,128,995	15,769,758	13,356,867
			4,619,083	3,335,029	73,931,955	71,239,562	78,551,038	74,574,591

Interest on financing			801,268	1,238,623			801,268	1,238,623
Non-current funding			3,817,815	2,096,406	73,931,955	71,239,562	77,749,770	73,335,968
			4,619,083	3,335,029	73,931,955	71,239,562	78,551,038	74,574,591

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

18.2.	Breakdown by maturity – non-current

	2024	2025	2026	2027	2028	2029 onwards	Total
In foreign currency
Bonds		1,677,912	2,563,502	3,489,084	2,491,058	31,273,880	41,495,436
Export credits (“export prepayments”)	463,864	5,457,005	4,835,270	3,940,051		755,953	15,452,143
Assets financing	22,143	45,686	47,509	46,811	10,560		172,709
IFC - International Finance Corporation				184,339	907,659	1,870,959	2,962,957
	486,007	7,180,603	7,446,281	7,660,285	3,409,277	33,900,792	60,083,245
In local currency
BNDES – TJLP	10,123	99,044	85,775	7,107	3,599	4,198	209,846
BNDES – TLP	11,693	61,080	80,726	141,536	138,703	1,932,140	2,365,878
BNDES – Fixed	1,001						1,001
BNDES – SELIC	13,282	224,128	224,174	28,980	29,026	327,239	846,829
NCE (“Export credit notes”)				25,000	25,000	50,000	100,000
NCR (“Rural producer certificates”)						1,996,315	1,996,315
Debentures		2,337,120	2,337,882		748,386	2,905,453	8,328,841
	36,099	2,721,372	2,728,557	202,623	944,714	7,215,345	13,848,710
	522,106	9,901,975	10,174,838	7,862,908	4,353,991	41,116,137	73,931,955

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

18.3.	Roll-forward of loans, financing and debentures

	September 30, 2023	December 31, 2022
Opening balance	74,574,591	79,628,629
Fundraising, net of issuance costs	9,971,740	1,335,715
Interest accrued	3,537,499	4,007,737
Monetary and exchange rate variations, net	(2,161,839)	(3,949,020)
Settlement of principal	(3,483,991)	(2,517,934)
Settlement of interest	(3,936,938)	(4,019,072)
Amortization of fundraising costs	49,976	69,649
Others (fair value adjustments to business combinations)		18,887
Closing balance	78,551,038	74,574,591

18.4.	Breakdown by currency

	September 30, 2023	December 31, 2022
Brazilian Reais	15,758,947	13,347,244
US Dollars	62,791,015	61,216,140
Currency basket	1,076	11,207
	78,551,038	74,574,591

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	September 30, 2023	December 31, 2022
Bonds	434,970	256,671	178,299	210,822
CRA and NCE	125,222	121,494	3,728	10,838
Export credits (“export prepayments”)	196,526	136,733	59,793	75,520
Debentures	123,216	18,257	104,959	9,984
BNDES	63,588	53,215	10,373	12,016
IFC - International Finance Corporation	41,943	340	41,603
Others	18,147	17,481	666	873
	1,003,612	604,191	399,421	320,053

18.6.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

18.7.	Relevant transactions entered into during the period

18.7.1.	BNDES

On June 27, 2023, the Company raised R$500,000 from BNDES indexed to the Long-Term Rate ("TLP"), plus a fixed interest rate of 5.23% p.a., with a principal grace period of 7 (seven) years and maturity in December 2037. The funds were allocated to projects in the forestry sector.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

18.7.2.	International Finance Corporation (“IFC”)

On December 22, 2022, the Company obtained a new credit line ("A&B Loan") to be financed by the International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000 (equivalent to R$2,891,520).

The financing consists of the following parts: (i) "A-loan" in the amount of US$250,000 (equivalent to R$1,204,800) with IFC's own resources, at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years; and (ii) "B-loan," a syndicated loan in the amount of US$350,000 (equivalent to R$1,686,720) at a cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a principal grace period of five years.

This credit line was fully utilized by June 30, 2023.

The credit operation has sustainability performance indicators (KPIs) associated with goals for: (a) reducing greenhouse gas (GHG) emissions intensity, and (b) increasing the representation of women in leadership positions within the Company. The funds will be allocated to the Cerrado Project.

18.7.3.	Advance of exchange contract (“ACC”)

On May 19, 2023, the Company raised US$100,000 (equivalent to R$481,920) from BNP Paribas at a fixed rate of 6.00%, with maturity in May 2024.

On June 21, 2023, the Company raised US$35,000 (equivalent to R$168,672) from BNP Paribas at a fixed rate of 6.52%, with maturity in June 2024.

18.7.4.	Debentures

On June 29, 2023, the Company issued common debentures, non-convertible into shares, unsecured, in two series, which were object of a public offer in the amount of R$1,000,000.

The debenture consists of two parts: (i) an amount of R$500,000 at a cost of IPCA + 6.0188% p.a. and a total term of seven years, with a single maturity on June 15, 2030; and (ii) an amount of R$500,000 at a cost of IPCA + 6.2477% p.a. and a total term of ten years, with a single maturity on July 15, 2033.

On September 18, 2023, the Company issued common debentures, not-convertible into shares, unsecured, in a single serie, which were subject of a public offer for distribution in the amount of R$2,000,000, with a rate corresponding to IPCA + 6.1889% p.a. with a term of 15 years, due on September 15, 2038.

18.7.5.	Rural Credit Note

On August 9, 2023, the Company raised a rural credit note from Banco Safra in the amount of R$2,000,000 with a post-fixed rate of CDI + 1, 25% p.a. with final maturity in August 2030.

18.7.6.	Export Prepayment

On August 25, 2023, the Company raised an export prepayment with the bank JP Morgan in the amount of US$150,961 (equivalent to R$736,266), at a rate floating in Term SOFR 6M + 1.93% p.a., with final maturity in January 2029.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

18.8.	Significant transactions settled during the period

On June 22, 2023, the Company settled a CRA contract in the amount of R$685,239 (principal and interest), with an original maturity in June 2023 and a cost of IPCA + 5.9844% p.a.

On August 9, 2023, the Company settled, in advance, a rural credit note and two export credit notes, with Banco Safra, in the total amount of R$1,616,500 (principal and interest). The original debt maturities were in June and August 2026, and the rates were between CDI + 0.99% p.a. and CDI + 1.03% p.a.

On August 15, 2023, the Company settled a CRA contract, in the amount of R$561,502 (principal and interest), with original maturity in August 2023 and at the cost of IPCA + 5.9844% p.a.

On August 25, 2023, the Company settled, in advance, an export prepayment, with JP Morgan bank, in the total amount of US$118,653 (equivalent to R$587,333 (principal and interest)). The original maturity of the debt was in June 2024 with a pre-fixed rate in reais of 7.70% p.a.

19.	LEASES

19.1.	Right of use

The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balance as at December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	413,806	193,138	80,191		7,347	694,482
Depreciation (1)	(287,065)	(100,123)	(42,442)	(93,668)	(2,183)	(525,481)
Write-offs (2)	(10,734)					(10,734)
Balance as at September 30, 2023	3,399,163	205,568	123,505	1,529,450	9,807	5,267,493

1)	The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.

2)	Write-off due to cancellation of contracts.

For the nine-month period ended September 30, 2023, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables on September 30, 2023, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.52	August/2051	3,732,819
Machinery and equipment	11.43	April/2035	293,537
Buildings	10.84	May/2031	114,805
Ships and boats	11.39	February/2039	2,241,847
Vehicles	10.83	July/2026	6,085
			6,389,093

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The balances rolled-forward are set out below:

	September 30, 2023	December 31, 2022
Opening balance	6,182,530	5,893,194
Additions	694,482	982,680
Write-offs (2)	(10,734)	(75,026)
Payments	(869,973)	(1,044,119)
Accrual of financial charges (1)	495,515	612,042
Exchange rate variations	(102,727)	(186,241)
Closing balance	6,389,093	6,182,530

Current	755,867	672,174
Non-current	5,633,226	5,510,356

1)	On September 30, 2023, the amount of R$161,716 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2022).

2)	Write-off due to cancellation of contracts.

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set out below:

	September 30, 2023	September 30, 2022
Expenses relating to short-term assets	6,479	1,038
Expenses relating to low-value assets	1,894	571
	8,373	1,609

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	September 30, 2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,192)	(30,432)	(1,942)		(33,566)
Reversal	(4,968)	(70,109)	(8,486)	(95,237)	(178,800)
Additions	32,336	114,802	17,436		164,574
Monetary adjustment	22,271	16,276	13,244		51,791
Provision balance	468,362	286,342	138,981	2,550,468	3,444,153
Judicial deposits	(148,859)	(79,116)	(17,835)		(245,810)
Provision balance at the end of the period	319,503	207,226	121,146	2,550,468	3,198,343

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,403,738 and civil lawsuits in the amount of R$146,730, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Reversal	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

20.1.1.	Tax and social security

On September 30, 2023, the Company has 34 (thirty-four) (31 (thirty-one) as of December 31, 2022) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2.	Labor

On September 30, 2023, the Company has 1,168 (one thousand, one hundred and sixty-eight) (1,117 (one thousand, one hundred and seventeen) as of December 31, 2022) labor lawsuits.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

On September 30, 2023, the Company has 75 (seventy-five) (66 (sixty-six) as at December 31, 2022) civil, environmental and real estate proceedings.

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	September 30, 2023	December 31, 2022
Taxes and social security (1)	9,365,206	8,201,246
Labor	202,126	321,428
Civil and environmental (1)	5,174,554	4,414,877
	14,741,886	12,937,551

1)	The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,530,709 (R$2,614,518 as of December 31, 2022), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations, as presented in Note 20.1. above.

In the nine-month period ended September 30, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

20.3.	Contingent assets

In the nine-month period ended September 30, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

21.	EMPLOYEE BENEFIT PLANS

The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 21), which did not change during the nine-month period ended September 30, 2023.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the nine-month period ended September 30, 2023 amounted R$13,373 (R$11,227 as of September 30, 2022) recognized under the cost of sales, selling and general and administrative expenses.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	September 30, 2023	December 31, 2022
Opening balance	691,424	675,158
Interest on actuarial liabilities	51,989	59,258
Actuarial loss		12,231
Exchange rate variations		(577)
Amount arising from the acquisition of MMC Brasil	1,457
Benefits paid	(40,612)	(54,646)
Closing balance	704,258	691,424

22.	SHARE-BASED COMPENSATION PLAN

For the nine-month period ended September 30, 2023, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 22), which did not change during the nine-month period ended September 30, 2023.

22.1.	Long term compensation plans (“PS and SAR”)

The roll-forward arrangements are set out below:

	Number of shares
	September 30, 2023	December 31, 2022
Opening balance	7,583,185	5,415,754
Granted during of the period	3,382,994	4,152,200
Exercised (1)	(244,464)	(1,474,506)
Exercised due to resignation (1)	(30,800)	(175,552)
Abandoned/cancelled due to resignation	(295,355)	(334,711)
Closing balance	10,395,560	7,583,185

1)	The average price of the share options exercised and exercised due to termination of employment on September 30, 2023 was R$44.67 (forty four reais and sixty seven cents) ((R$48.79 (forty eight reais and seventy nine cents) as at December 31, 2022).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

22.2.	Restricted shares plan

The position is set forth below:

Program	Date of execution of the contract	Grant date	Price on grant date		Shares Granted	Restricted year for transfer of shares
2020	01/02/2020	01/02/2021	R$	51.70	111,685	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	113,161	01/02/2025
2022	01/02/2022	01/02/2023	R$	52.00	101,164	01/02/2026
2023	01/02/2023	01/02/2023	R$	49.58	161,355	01/02/2026
					487,365

22.3.	Measurement assumptions

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2022
Non-current liabilities
Provision for phantom stock plan	251,089	162,117	(100,430)	(37,133)
Equity
Stock options granted	24,664	20,790	(6,239)	(4,001)
Shares granted		(2,365)		2,365
	24,664	18,425	(6,239)	(1,636)
			(106,669)	(38,769)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	September 30, 2023	December 31, 2022
Assets acquisitions
Vitex/Parkia (1)		1,758,365
		1,758,365
Business combinations
Facepa (2)	25,722	42,655
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	163,483	261,302
	189,205	303,957
	189,205	2,062,322

Current	93,167	1,856,763
Non-current	96,038	205,559

1)	On June 22, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667,000 (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330,000 (equivalent to R$1,704,054 on the date of the transaction), on June 22, 2023, the payment of the second installment in the amount of US$337,000 (equivalent to R$1,615,140 on the transaction date) was made.

2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.

3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

On September 30, 2023, Suzano’s share capital was R$9,269,281 divided into 1,324,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	September 30, 2023		December 31, 2022
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.76	367,612,329	27.01
Controller	196,064,797	14.81	195,064,797	14.33
Managements and related persons	32,093,322	2.42	34,102,309	2.51
Alden Fundo de Investimento em Ações	26,154,744	1.98	26,154,744	1.91
	621,925,192	46.97	622,934,179	45.76
Treasury (Note 24.2)	34,765,600	2.63	51,911,569	3.81
Other shareholders	667,426,823	50.40	686,417,836	50.43
	1,324,117,615	100.00	1,361,263,584	100.00

For the nine-month period ended September 30, 2023, SUZB3 common shares closed the period quoted at R$54.28 (fifty-four reais and twenty-eight cents) and R$48.24 (forty-eight reais and twenty-four cents) on December 31, 2022.

24.2	Treasury shares

On September 30, 2023, the Company had 34,765,600 (51,911,569 as of December 31, 2022) of its own common shares held in treasury, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) per share, with a historical value of R$1,484,014 (R$2,120,324 as at December 31, 2022) and the market corresponding to R$1,887,077 (R$2,504,214 as at December 31, 2022).

On February 28, 2023, 37,145,969 common shares were cancelled, as described in Note 1.2.5.

In the nine-month period ended on September 30, 2023, the Company had repurchased 20,000,000 common shares with a total of R$880,914.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2021	12,042,004	18.13	218,265	656,530
Exercised	(130,435)	18.13	(2,365)	(8,156)
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at September 30, 2023	34,765,600	42.69	1,484,014	1,887,077

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	September 30, 2023	September 30, 2022
Resulted of the period attributable to controlling shareholders	9,577,505	15,925,229
Weighted average number of shares in the period – in thousands	1,332,009	1,361,264
Weighted average treasury shares – in thousands	(32,174)	(24,010)
Weighted average number of outstanding shares – in thousands	1,299,835	1,337,254
Basic earnings (loss) per common share – R$	7.36825	11.90890

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	September 30, 2023	September 30, 2022
Resulted of the period attributed to controlling shareholders	9,577,505	15,925,229
Weighted average number of shares during the period (except treasury shares) – in thousands	1,299,835	1,337,254
Average number of potential shares (stock options) - in thousands	487	215
Weighted average number of shares (diluted) – in thousands	1,300,322	1,337,469
Diluted earnings (loss) per common share – R$	7.36549	11.90699

25.3	Profit reserves

Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves.

In April 26, 2023, the shareholders' meeting approved the retention of profits in the amount of R$14,972,324, for investments on the Company's productive capacity and improvement of processes in order to meet the Company's growth strategy commitments.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

26.	NET FINANCIAL RESULT

	September 30, 2023	September 30, 2022
Financial expenses
Interest on loans, financing and debentures (1)	(2,720,736)	(2,696,093)
Amortization of transaction costs (2)	(49,976)	(53,407)
Interest expenses on lease liabilities (3)	(333,799)	(321,366)
Amortization of fair value adjustments		(14,163)
Other	(379,163)	(314,916)
	(3,483,674)	(3,399,945)
Financial income
Cash and cash equivalents and marketable securities	1,103,054	532,396
Other	112,590	89,676
	1,215,644	622,072
Results from derivative financial instruments
Income	8,201,656	9,907,450
Expenses	(4,167,036)	(4,396,936)
	4,034,620	5,510,514
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	2,161,839	1,787,177
Leases	102,727	93,460
Other assets and liabilities (4)	(519,686)	(180,435)
	1,744,880	1,700,202
Net financial result	3,511,470	4,432,843

1)	Excludes R$816,763 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the nine-month period ended September 30, 2023 (R$206,444 as at September 30, 2022).

2)	Includes expense of R$19 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$232 as at September 30, 2022).

3)	Includes R$161,716 referring to the reclassification to the biological assets item for the composition of the formation cost (R$84,470 as of September 30, 2022).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

27.	NET SALES

	September 30, 2023	September 30, 2022
Gross sales	35,298,359	42,477,984
Sales deductions
Returns and cancellations	(104,935)	(67,472)
Discounts and rebates	(4,248,057)	(5,393,512)
	30,945,367	37,017,000
Taxes on sales	(1,561,337)	(1,555,761)
Net sales	29,384,030	35,461,239

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

28.2	Information of operating segments

	September 30, 2023
	Pulp	Paper	Total
Net sales	22,907,377	6,476,653	29,384,030
Domestic market (Brazil)	1,690,353	4,747,618	6,437,971
Foreign markets	21,217,024	1,729,035	22,946,059
EBITDA	11,996,303	2,595,321	14,591,624
Depreciation, depletion and amortization			(5,533,164)
Operating profit before net financial income (“EBIT”) (1)			9,058,460
EBITDA margin (%)	52.37%	40.07%	49.66%

1)	(“Earnings before interest and tax”).

	September 30, 2022
	Pulp	Paper	Total
Net sales	29,409,409	6,051,830	35,461,239
Domestic market (Brazil)	1,937,291	4,167,961	6,105,252
Foreign market	27,472,118	1,883,869	29,355,987
EBITDA	18,036,703	2,384,824	20,421,527
Depreciation, depletion and amortization			(5,497,631)
Operating profit before net financial income (“EBIT”) (1)			14,923,896
EBITDA margin (%)	61.33%	39.41%	57.59%

1)	(“Earnings before interest and tax”).

28.3	Net sales by product

Products	September 30, 2023	September 30, 2022
Market pulp (1)	22,907,377	29,409,409
Printing and writing paper (2)	5,341,064	4,941,580
Paperboard	1,067,941	1,037,066
Other	67,648	73,184
	29,384,030	35,461,239

1)	Net sales of fluff pulp represent approximately 0.8% of total net sales, and therefore were included in market pulp net sales. (0.8% as at September 30, 2022).

2)	Net sales of tissue represent approximately 4.4% of total net sales, and therefore were included in printing and writing paper net sales. (2.3% as at September 30, 2022).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	September 30, 2023	December 31, 2022
Pulp	7,897,051	7,897,051
Paper (1)	290,191	119,332
	8,187,242	8,016,383

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil.(Note 1.2.3.)

29.	INCOME (EXPENSES) BY NATURE

	September 30, 2023	September 30, 2022
Cost of sales
Personnel expenses	(1,052,103)	(1,039,270)
Costs of raw materials, materials and services	(8,026,536)	(8,350,558)
Logistics costs	(3,166,101)	(3,513,984)
Depreciation, depletion and amortization	(4,814,403)	(4,728,282)
Other (1)	(1,241,968)	(396,341)
	(18,301,111)	(18,028,435)
Selling expenses
Personnel expenses	(203,856)	(177,366)
Services	(103,639)	(97,511)
Logistics costs	(774,909)	(781,614)
Depreciation and amortization	(713,204)	(712,633)
Other (2)	(89,128)	(53,698)
	(1,884,736)	(1,822,822)
General and administrative expenses
Personnel expenses	(798,123)	(656,695)
Services	(273,919)	(246,564)
Depreciation and amortization	(85,380)	(76,573)
Other (3)	(150,914)	(114,063)
	(1,308,336)	(1,093,895)
Other operating (expenses) income net
Rents and leases	3,029	1,570
Results from sales of other products, net	62,739	32,700
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(174,008)	26,627
Result on fair value adjustment of biological assets	1,256,315	171,618
Depletion and amortization	79,823	19,857
Tax credits - ICMS from the PIS/COFINS calculation basis		(1,324)
Provision for judicial liabilities	(108,346)	(101,717)
Other operating income (expenses), net	54,891	(8,467)
	1,174,443	140,864

1)	Includes R$650,592 related to maintenance downtime, costing (R$405,527 as at September 30, 2022).

2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2023

30.	EVENT AFTER THE REPORTING PERIOD

At the close of business on October 24, 2023, the Company received a notice regarding the issuance of a Tax Assessment charging Income Tax (IR) and Social Contribution  (CSLL) in the amount of R$ 840 million, inclusive of interest and penalties. Over 50% of the assessment pertains to the non-addition of profits taxable in Brazil, earned by Suzano Trading International, a subsidiary of the Company in Austria, which is currently subject to a suspension of enforceability due to a favorable judgment in a Writ of Mandamus filed by the Company as a preventive measure in 2019 and disclosed in an explanatory note in the financial statements. The Company is currently assessing the received tax assessment with its legal advisors.